UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Westwood Corporation
(Name of Issuer)

Common Stock, $.003 par value
(Title of Class of Securities)

961748 20 9 (CUSIP Number)

November 13, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 961748 20 9	13G	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard E. Minshall

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Last Update: 11/01/2002

CUSIP NO. 961748 20 9			13G	Page 3 of 4

Item 1.
	(a)	Name of Issuer:	Westwood Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

12402 East 60th Street
Tulsa, Oklahoma 74146

Item 2.
	(a)	Name of Person Filing:	Richard E. Minshall

	(b)	Address of Principal Business Office, or if None, Residence:

c/o Capital Advisors, Inc
320 South Boston Avenue
Suite 825
Tulsa, Oklahoma 74103

	(c)	Citizenship:	United States

	(d)	Title of Class of Securities:	Common Stock, par value $.003

	(e)	CUSIP Number:	961748 20 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

	(a)	Amount beneficially owned:		-0-

	(b)	Percent of class:		-0-

	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote		-0-

		(ii) Shared power to vote or to direct the vote:		-0-

		(iii) Sole power to dispose or to direct the disposition of:		-0-

		(iv) Shared power to dispose or to direct the disposition of:		-0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP NO. 961748 20 9		13G	Page 4 of 4

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2002	/s/ Richard E. Minshall
Richard E. Minshall